RBC Life Sciences, Inc.
2301 Crown Ct
Irving, Texas 75035

December 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attention: H. Christopher Owings, Assistant Director

Re:	RBC Life Sciences, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 11, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 28, 2010
Forms 10-Q for the Quarters Ended March 31, 2010,
June 30, 2010 and September 30, 2010
Filed May 13, 2010, August 11, 2010 and
November 12, 2010
File Number 000-50417

Dear Mr. Owings:

We are in receipt of your letter dated December 16, 2010.  Due to the holiday schedule, the Company respectfully requests an extension of an additional ten business days from and in addition to the ten-business day period set forth in the letter, in order to appropriately respond to the comments therein.

Sincerely,

/s/ Steven E. Brown
Steven E. Brown
Vice President – Finance
and Chief Financial Officer